

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

<u>Via E-mail</u>
Deepak Sogani
Chief Financial Officer
WNS (Holdings) Limited
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli (W)
Mumbai 400 079, India

      Re: WNS (Holdings) Limited
      Form 20-F & Form 20-F/A for Fiscal Year Ended March 31, 2012
      Filed April 26, 2012 and July 20, 2012, respectively
      File No. 001-32945

Dear Mr. Sogani:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kathleen Collins

      Kathleen Collins
      Accounting Branch Chief

cc: Via E-Mail
Min Yee Ng, Esq.
Latham & Watkins LLP